

July 15, 2010

Joseph M. Harary
Chief Executive Officer
Research Frontiers Incorporated
240 Crossways Park Drive
Woodbury, New York 11797-2033

> **Re: Research Frontiers Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 6, 2010**
> **File No. 001-09399**

Dear Mr. Harary:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Part I

Item 1. Business

1.   In your future filings, please include disclosure responsive to Item 101(e)(4) of Regulation S-K.

Item 1A. Risk Factors

2.   In your future filings, please ensure that each risk factor is set forth under a subcaption that adequately describes the risk. See Item 501(c) of Regulation S-K.

<u>Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 30, 2010)</u>

<u>Corporate Governance</u>

<u>Board Leadership Structure and Risk Oversight, page 7</u>

3.   We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

<u>Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 30, 2010)</u>

<u>Compensation Consultants and Benchmarking, page 15</u>

4.   We note that your compensation committee reviewed the compensation practices of the peer group you have identified on page 15. However, you do not indicate the basis on which the peer group was selected or how you used the peer and industry compensation information. In your response letter and with a view towards disclosure, please identify the data used by your compensation committee, including survey components, the elements of compensation, and how your compensation practices compared to your peer group. For example, if the compensation committee benchmarked compensation at a certain range or percentile of the opportunity provided by the component companies, the range or percentile should be disclosed. Refer to Item 402(b)(xiv) of Regulation S-K.

<u>Performance-based Annual Incentive Compensation, page 16</u>

5.   It appears from your disclosure that the company performance objectives you reference were material to your executive compensation policies and decision-making processes for fiscal 2009, and in particular, your determination of performance-based annual incentive compensation for your named executive officers. Specifically, we note that Mr. Harary's 2009 compensation was tied to various business and financial goals during the year. In your response letter and with a view towards future filings, please disclose the targeted revenue levels established as a performance goal for Mr. Harary and explain in more detail how "strengthening the company's financial condition" is defined.

6.   With regard to Mr. Harary's bonus, you state that for some categories, payment of the bonus amount allocated to that category was dependent upon the Company's achievement of at least a "threshold" level of performance. Please clarify which categories you refer to that require achievement of a certain threshold level of performance before payment is made. In your response letter, please tell us whether the threshold was met in each applicable instance. If the threshold was not met, tell us whether discretion was exercised in awarding the bonus payment allocated to Mr. Harary.

Long-Term Equity Compensation, page 17

7.   Although you provide general information regarding policies relating to your long-term equity compensation, your disclosure should also provide substantive analysis and insight into how the compensation committee determined the actual award amounts for each named executive officer. With a view toward providing expanded disclosure in future filings, please tell us how the compensation committee determined the specific equity awards made to your named executive officers in fiscal 2009.

Item 13. Certain Relationships and Related Transactions and Director Independence

8.   You state that you have incorporated by reference the information required by this Item from your definitive proxy statement; however, your definitive proxy statement does not include responsive disclosure. While we understand from your disclosure in Item 7 that you have not engaged in any related party transactions, you must still include disclosure regarding your policies for related party transactions under Item 404(b)(1). Refer to Questions 130.06 of our Compliance and Disclosure Interpretations relating to Regulation S-K available on our website.

Part IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

9.   In Note 7(b)(i) to your financial statements, you refer to your 2008 Equity Incentive Plan, but you do not appear to have filed this plan as an exhibit to your Form 10-K. Please advise. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Exhibit 31.1 and 31.2

10.   As noted in our prior letter to you dated May 22, 2009, the language of the certifications required by Rule 13a-14(a) may not be altered in any manner from the form appearing in Item 601(b)(31)(i) of Regulation S-K. In this regard, we note that you have included the titles of your certifying officers in the introductory paragraph of your certifications. Please confirm that in future filings you will not alter the form of the certifications in any manner from that appearing in Item 601(b)(31)(i). This comment also applies to your Form 10-Q.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Item 4. Controls and Procedures

11.   You state that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective in timely alerting them to material information relating to the company. As noted in our prior letter to you dated May 22, 2009, these effectiveness conclusions are stated in terms that are more limited in scope

than the definition of "disclosure controls and procedures" as set forth in Exchange Act Rule 13a-15(e). In your response letter, please confirm, if true, that your officers evaluated and concluded that as of March 31, 2010, your disclosure controls and procedures are designed, and are effective, to ensure that information required to be disclosed by your company in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In future filings, to the extent you include a definition of disclosure controls and procedures in your effectiveness conclusions, please include the entire definition as set forth in Exchange Act Rule 13a-15(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephani Bouvet at (202) 551-3545 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Staff Attorney